Report of Independent Public Accountants

To the Partners of Brandywine Investment Associates, L.P.

We have audited the accompanying balance sheets of Brandywine Investment Associates, L.P., a Maryland Limited Partnership, (the "Partnership"), as of December 31, 2001 and 2000, and the related statements of loss, changes in partner's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Partnership for the year ended December 31, 1999 and, accordingly, we do not express an opinion on them.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandywine Investment Associates, L.P. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia

April 15, 2002

BRANDYWINE INVESTMENT ASSOCIATES L.P. FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Page

Statements of Loss	3

Balance Sheets	4

Statements of Changes in Partners' Capital	5

Statements of Cash Flows	6

Notes to Financial Statements	7

BRANDYWINE INVESTMENT ASSOCIATES L.P. STATEMENTS OF LOSS

YEARS ENDED DECEMBER 31,
	2001	2000	1999
(Unaudited)
Revenues
Miscellaneous Income	$ -	$ -	$ -
Total revenues	$ -	$ -	$ -

Expenses
General and administrative	$ 169,945	$ 5,136	$ 3,186
Interest and amortization expense	-	-	333,122
Total expenses	$ 169,945	$ 5,136	$ 336,308

Net Loss	$ (169,945)	$ (5,136)	$ (336,308)

Net Loss
General partner	$ (169,945)	$ (5,136)	$ (336,308)
Limited partners	-	-	-
	$ (169,945)	$ (5,136)	$ (336,308)

The accompanying notes are an integral part of these financial statements.

BRANDYWINE INVESTMENT ASSOCIATES L.P. BALANCE SHEETS

ASSETS
	DECEMBER 31,
	2001	2000

Cash and Cash Equivalents
Unrestricted	$ 1,874	$ 11,164

Assets Related to Land Development
Land and development costs	14,205,053	11,454,614

Receivables & Other Assets
Receivables	667	10,280
Commitment Fees net of Accumulated Amortization of $52,000
and $31,000, as of December 31, 2001 and 2000, respectively	56,007	77,687
Settlement Fees net of Accumulated Amortization of $69,000
and $40,000, as of December 31, 2001 and 2000, respectively	73,731	102,274
	$ 130,405	$ 190,241

Total Assets	$ 14,337,332	$ 11,656,019

LIABILITIES AND PARTNERS' CAPITAL

Liabilities Related to Land Development
Recourse debt	$ 4,315,530	$ 3,115,935
Accounts payable and accrued liabilities	340,729	416,634
	4,656,259	3,532,569
Other Liabilities
Loan payable-General Partner	7,654,234	5,926,666

Total Liabilities	$ 12,310,493	$ 9,459,235

Partners' Capital
General partner	2,026,539	2,196,484
Limited partners	300	300
Total partners' capital	2,026,839	2,196,784

Total Liabilities and Partners' Capital	$ 14,337,332	$ 11,656,019

The accompanying notes are an integral part of these financial statements.

BRANDYWINE INVESTMENT ASSOCIATES L.P. STATEMENTS OF CHANGES IN PARTNER'S CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999 (Unaudited)
	General Partner's Capital	Limited Partner's Capital	Total

BALANCES, December 31, 1997	$ 3,032,497	$ 300	$ 3,032,797
Net Loss	(494,569)	-	(494,569)

BALANCES, December 31, 1998	$ 2,537,928	$ 300	$ 2,538,228
Net Loss	(336,308)	-	(336,308)

BALANCES, December 31, 1999 (Unaudited)	$ 2,201,620	$ 300	$ 2,201,920
Net Loss	(5,136)	-	(5,136)

BALANCES, December 31, 2000	$ 2,196,484	$ 300	$ 2,196,784
Net Loss	(169,945)	-	(169,945)

BALANCES, December 31, 2001	$ 2,026,539	$ 300	$ 2,026,839

The accompanying notes are an integral part of these financial statements.

BRANDYWINE INVESTMENT ASSOCIATES L.P. STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
			(Unaudited)
Cash Flows from Operating Activities
Net loss from continuing operations	$ (169,945)	$ (5,136)	$ (336,308)
Adjustments to reconcile net loss to net cash
(used in) provided by operating activities:
Amortization	-	-	20,926
Changes in accounts payable	(75,905)	341,983	31,176
Net cash (used in) provided by operating activities	(245,850)	336,847	(284,206)

Cash Flows from Investing Activities
Investment in land improvements for future sales	(2,750,439)	(2,057,676)	(667,191)
Changes in other assets	59,836	40,241	(251,108)
Net cash used in investing activities	(2,690,603)	(2,017,435)	(918,299)

Cash Flows from Financing Activities
Cash proceeds from debt financing	2,199,595	1,200,812	1,915,123
Loans from General Partner	1,727,568	490,940	(712,618)
Payment of Debt	(1,000,000)	-	-
Net cash provided by financing activities	2,927,163	1,691,752	1,202,505

Net Decrease in Cash and Cash Equivalents	(9,290)	11,164	-
Cash and Cash Equivalents, Beginning of Year	11,164	-	-
Cash and Cash Equivalents, End of Year	$ 1,874	$ 11,164	$ -

The accompanying notes are an integral part of these financial statements.
BRANDYWINE INVESTMENT ASSOCIATES LIMITED PARTNERSHIP NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000

(1)	Organization

Brandywine Investment Associates Limited Partnership (the "Partnership") is a Maryland limited partnership organized to own and develop 277 acres of land in Brandywine, Prince Georges County, Maryland. The Partnership was formed on November 19, 1985, and is to continue until 1) the dissolution of one or both parties, 2) the sale or disposition of all the property, 3) expiration of the term of the Partnership on December 31, 2025, or 4) upon unanimous agreement of all partners.

The general partner of the Partnership, St. Charles Associates Limited Partnership ("SCA"), contributed land having an agreed value equal to the sum of $5,400,000 plus all closing costs, including, without limitation, transfer taxes and real estate taxes. Interstate General Company, L.P. ("IGC") is the General Partner of SCA and owns a 99% interest in SCA.

Profits and losses are allocated under the Partnership agreement as follows. Losses are allocated to the partners in proportion to their capital accounts. The first $5.4 million of income is allocable to the General Partner. After that, 50% of income is allocable to the General Partner, and the limited partners share the remaining 50%. Cash flow from the Partnership, after debt service, will be distributed pursuant to the preceding allocation of income.

(2)	Summary of Significant Accounting Policies

Basis of Accounting:

The accompanying financial statements were prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand, unrestricted deposits with financial institutions and short-term investments with original maturities of three months or less.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sales and Profit Recognition and Cost Capitalization:

Sales revenues and profits from land sales and homebuilding activities will be recognized at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and the Partnership has no significant continuing involvement.

The cost of acquiring and developing land and the cost of homebuilding construction are allocated to these assets and will be charged to cost of sales as the related inventories are sold. The Partnership's interest costs related to homebuilding and land assets will be allocated to these assets based on their development stage and relative book value. The portion of interest allocated to land, lots under development, and community infrastructure during the development period is capitalized to the extent of qualifying assets. Remaining interest costs are expensed. The Partnership carries land, and development costs at the lower of cost or net realizable value.

Income Taxes:

No provision for federal, state, and local income taxes is made in the accounts of the Partnership as any resulting tax liabilities are that of the individual partners. Each partner is responsible for reporting its allocable share of the member's income, deductions, gains, losses, and credits. Further, partner's capital accounts reflected in the accompanying financial statements may differ from amounts reported in the member's federal income tax returns due to differences in accounting methods adopted for financial and tax reporting purposes.

Development Property:

Development property includes all costs directly attributable to the acquisition and development of real estate. The Partnership has capitalized land, real estate taxes, development in process, and closing costs incurred during development.

(3)	Development Property

Development work began in late 1999 on the first phase of Brandywine Village and is to consist of 59 single-family home lots and 217 town home lots. Capitalized development costs consist of the following as of December 31:

	2001	2000

Brandywine Land	$ 7,804,121	$ 7,764,111
Infrastructure	$ 2,218,642	$ 1,029,424
Single-Family Lots	$ 1,297,052	$ 660,559
Town Home Lots	$ 160,761	$ 79,400
Development Interest and Taxes	$ 2,407,775	$ 1,921,120
Development and Management Fees	$ 316,703	$ -
Estimated Costs to Complete	$ -	$ -
	$ 14,205,053	$ 11,454,614

Development Fee - SCA earned a development fee equal to 5% of the development costs as defined in the Brandywine Investment Associates Limited Partnership Agreement. At December 31, 1999, the Partnership incurred $102,688 in development fees earned by SCA. These fees were paid in full in 1999. As of December 31, 2001 development fees were incurred in the amount of $218,133.

(4)	Advances and Amounts Due General Partner

Advances and amounts due the General Partner include a $4,635,792 Demand Note dated September 10, 1997 between the Partnership and SCA. An amendment to this note was executed on August 1, 2001 for an additional $1,000,000. The principal amount due the General Partner is $5,635,797 at December 31, 2001. The terms of the note require interest to be compounded monthly at an annual rate of one percentage point above the prime interest rate, calculated on the basis of a three hundred sixty day year. Accrued interest associated with this note was $1,673,915 as of December 31, 2001. Payment of principal and any unpaid and accrued interest is payable within two business days of the Borrower's receipt of a demand notice from the Partnership. The note and accrued interest will be repaid out of proceeds from lot sales. Interest was not capitalized on the SCA note prior to November 1999, as management believed it was not recoverable in future sales.

(5)	Debt

The Partnership's outstanding debt is collateralized by the underlying property. The following table summarizes the indebtedness of the Partnership at December 31, 2001 and 2000:
			Outstanding December 31,
	Maturity Date	Interest Rate	2001	2000

Infrastructure Debt	07/25/04	Prime + .75%	$ 2,485,207	$ 2,116,919
Single-Family Debt	07/25/04	Prime + .75%	1,622,057	904,649
Townhouse Debt	07/25/04	Prime + .75%	208,266	94,367
Total Recourse Debt			$ 4,315,530	$ 3,115,935

The Partnership has three development loans totaling $10,840,000, of which $4,315,530 has been drawn, as referenced above. These loans are secured by a deed of trust on the property and are guaranteed by IGC. There is an interest reserve on each loan sufficient to cover interest through the term of the loans. Principal curtailments are due as sales occur.

(6)	Lot Sale Contract

The Company executed a contract in February 2002 with Washington Homes, a prominent builder in the Washington Metro area, for the sale of 855 residential lots at the Brandywine project. The residential acreage comprises approximately 231 of the 277 acres in Brandywine. These 855 lots are being sold on a semi-developed basis. IGC is responsible for the main infrastructure development at Brandywine consisting of two spine roads, the main water line, and sewer outfalls. Washington Homes is then responsible for engineering and final development of the lots. Combined with the lot purchase contract executed during 2001, in total, Washington Homes will purchase 914 lots at Brandywine through 2006. The first lot sales will occur during the first quarter of 2002, with a bulk purchase of 107 townhouse lots scheduled for September 1. These contracts total $19,239,000, with over $1.9 to be realized at the September 2002 townhouse lot closing.